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Exhibit 99.3

VOTING INSTRUCTION FORM
DRAGONWAVE INC.

SEE VOTING INSTRUCTIONS ON REVERSE	INTERNET VOTE: WWW.PROXYVOTE.COM
WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.	TELEPHONE VOTE: 1-800-474-7493

MEETING TYPE: ANNUAL MEETING
MEETING DATE: TUESDAY, JUNE 14, 2011 AT 10:00 A.M. EDT
RECORD DATE: FOR HOLDERS AS OF MAY 13, 2011
PROXY DEPOSIT DATE: JUNE 10, 2011
ACCOUNT NUMBER:
CUSIP: 26144M103 **CUID:** P13807 E **CONTROL NO. :**

APPOINTEE(S) **GERRY SPENCER, PETER ALLEN, RUSSELL FREDERICK**

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE LINE BELOW.

PLEASE PRINT APPOINTEE NAME

ITEM(S) **VOTING RECOMMENDATIONS**

2 *- APPOINTMENT OF ERNST & YOUNG LLP AS AUDITORS OF DRAGONWAVE INC. FOR THE ENSUING YEAR AT REMUNERATION TO BE FIXED BY THE BOARD OF DIRECTORS OF DRAGONWAVE INC. --->>> FOR 0010200 --->>>

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

TELEPHONE VOTE AT 1-800-474-7493 OR INTERNET VOTE AT WWW.PROXYVOTE.COM

FOLD IN HALF - DO NOT DETACH

1 **ELECTION OF DIRECTORS** (FILL IN ONLY ONE BOX " ■ " PER NOMINEE IN BLUE OR BLACK INK)

VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS

	FOR	WITHHOLD
01-GERRY SPENCER	☐	☐
02-PETER ALLEN	☐	☐
03-JEAN-PAUL COSSART	☐	☐
04-RUSSELL FREDERICK	☐	☐
05-CLAUDE HAW	☐	☐
06-THOMAS MANLEY	☐	☐
07-TERRY MATTHEWS	☐	☐

ITEM(S) (FILL IN ONLY ONE BOX " ■ " PER ITEM IN BLUE OR BLACK INK)

0000

2 ITEM(S)
SHARE(S)

	FOR	WITHHOLD
2	☐	☐

CONTROL NO. : →

Broadridge™

5970 CHEDWORTH WAY
MISSISSAUGA, ON L5R 4G5

1
1
P13807 E
1 OF 1

DRAGONWAVE INC.
600-411 LEGGET DRIVE
OTTAWA, ON K2K 3C9
CANADA

*** ISSUER CONFIRMATION COPY - INFO ONLY ***
THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY
PLEASE DO NOT USE IT FOR VOTING PURPOSES.
SIGNATURE(S) DATE (DD/MM/YY)

* INVALID IF NOT SIGNED *

06

FOLD IN HALF - DO NOT DETACH

VOTING INSTRUCTION FORM
DRAGONWAVE INC.

SEE VOTING INSTRUCTIONS ON REVERSE
WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.

INTERNET VOTE: *WWW.PROXYVOTE.COM*
TELEPHONE VOTE: *1-800-474-7493*

MEETING TYPE: ANNUAL MEETING
MEETING DATE: TUESDAY, JUNE 14, 2011 AT 10:00 A.M. EDT
RECORD DATE: FOR HOLDERS AS OF MAY 13, 2011
PROXY DEPOSIT DATE: JUNE 10, 2011
ACCOUNT NUMBER:
CUSIP: 26144M202 **CUID:** P13807 E **CONTROL NO. :**

APPOINTEE(S) **GERRY SPENCER, PETER ALLEN, RUSSELL FREDERICK**
IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE LINE BELOW.

PLEASE PRINT APPOINTEE NAME

ITEM(S) **VOTING RECOMMENDATIONS**

2 *- APPOINTMENT OF ERNST & YOUNG LLP AS AUDITORS OF DRAGONWAVE INC. FOR THE ENSUING YEAR AT REMUNERATION TO BE FIXED BY THE BOARD OF DIRECTORS OF DRAGONWAVE INC. --->>> FOR 0010200 --->>>
NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.
NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

TELEPHONE VOTE AT 1-800-474-7493 OR INTERNET VOTE AT WWW.PROXYVOTE.COM

FOLD IN HALF - DO NOT DETACH

1 **ELECTION OF DIRECTORS** (FILL IN ONLY ONE BOX " ▬ " PER NOMINEE IN BLUE OR BLACK INK)
VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS

	FOR	WITHHOLD
01-GERRY SPENCER	☐	☐
02-PETER ALLEN	☐	☐
03-JEAN-PAUL COSSART	☐	☐
04-RUSSELL FREDERICK	☐	☐
05-CLAUDE HAW	☐	☐
06-THOMAS MANLEY	☐	☐
07-TERRY MATTHEWS	☐	☐

ITEM(S) (FILL IN ONLY ONE BOX " ▬ " PER ITEM IN BLUE OR BLACK INK)

0000
2 ITEM(S)
SHARE(S)

	FOR	WITHHOLD
2	☐	☐

CONTROL NO. : →

Broadridge™
5970 CHEDWORTH WAY
MISSISSAUGA, ON L5R 4G5

2
2
P13807 E
1 OF 1

DRAGONWAVE INC.
600-411 LEGGET DRIVE
OTTAWA, ON K2K 3C9
CANADA

*** ISSUER CONFIRMATION COPY - INFO ONLY ***
THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY
PLEASE DO NOT USE IT FOR VOTING PURPOSES.
SIGNATURE(S) DATE (DD/MM/YY)
* INVALID IF NOT SIGNED *

06

1 1-0001

VOTING INSTRUCTION FORM

DRAGONWAVE INC.

SEE VOTING INSTRUCTION NO. 2 ON REVERSE	INTERNET VOTE: WWW.PROXYVOTE.COM TELEPHONE VOTE: 1-800-454-8683

MEETING TYPE:	ANNUAL MEETING
MEETING DATE:	TUESDAY, JUNE 14, 2011 AT 10:00 A.M. EDT
RECORD DATE:	FOR HOLDERS AS OF MAY 13, 2011
PROXY DEPOSIT DATE:	JUNE 10, 2011 26144M103

1 1-0001

WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.

ITEM(S)	VOTING RECOMMENDATIONS
2 - APPOINTMENT OF ERNST & YOUNG LLP AS AUDITORS OF DRAGONWAVE INC. --->>> FOR THE ENSUING YEAR AT REMUNERATION TO BE FIXED BY THE BOARD OF DIRECTORS OF DRAGONWAVE INC.	FOR --->>> 0010200

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

TELEPHONE VOTE AT 1-800-454-8683
INTERNET VOTE AT WWW.PROXYVOTE.COM

FOLD AND DETACH HERE

DRAGONWAVE INC.

ANNUAL MEETING TO BE HELD 06/14/11 AT 10:00 A.M. EDT FOR HOLDERS AS OF 05/13/11

1 **ELECTION OF DIRECTORS** (FILL IN ONLY ONE BOX " ▬ " PER NOMINEE IN BLUE OR BLACK INK)

VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS

	FOR	WITHHOLD
01-GERRY SPENCER	☐	☐
02-PETER ALLEN	☐	☐
03-JEAN-PAUL COSSART	☐	☐
04-RUSSELL FREDERICK	☐	☐
05-CLAUDE HAW	☐	☐
06-THOMAS MANLEY	☐	☐
07-TERRY MATTHEWS	☐	☐

ITEM(S) (FILL IN ONLY ONE BOX " ▬ " PER ITEM IN BLUE OR BLACK INK)

	FOR	WITHHOLD
2	☐	☐

A/C *** ISSUER COPY ***

FILL IN THE BOX " ▬ " TO THE RIGHT IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING → ☐

P13806 26144M103

Broadridge

51 MERCEDES WAY
EDGEWOOD NY 11717

**

DRAGONWAVE INC.
600-411 LEGGET DRIVE
OTTAWA, ON K2K 3C9
CANADA

FOLD AND DETACH HERE

*** ISSUER CONFIRMATION COPY - INFO ONLY ***

SIGNATURE(S) DATE

2 1-0001

VOTING INSTRUCTION FORM

DRAGONWAVE INC.

SEE VOTING INSTRUCTION NO. 2 ON REVERSE	INTERNET VOTE: WWW.PROXYVOTE.COM TELEPHONE VOTE: 1-800-454-8683

MEETING TYPE:	ANNUAL MEETING
MEETING DATE:	TUESDAY, JUNE 14, 2011 AT 10:00 A.M. EDT
RECORD DATE:	FOR HOLDERS AS OF MAY 13, 2011
PROXY DEPOSIT DATE:	JUNE 10, 2011 26144M202

→ [ ]

2 1-0001

WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.

ITEM(S)	VOTING RECOMMENDATIONS
2 - APPOINTMENT OF ERNST & YOUNG LLP AS AUDITORS OF DRAGONWAVE INC. --->>> FOR THE ENSUING YEAR AT REMUNERATION TO BE FIXED BY THE BOARD OF DIRECTORS OF DRAGONWAVE INC.	FOR --->>> 0010200

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

TELEPHONE VOTE AT 1-800-454-8683

INTERNET VOTE AT WWW.PROXYVOTE.COM

FOLD AND DETACH HERE

DRAGONWAVE INC.

ANNUAL MEETING TO BE HELD 06/14/11 AT 10:00 A.M. EDT FOR HOLDERS AS OF 05/13/11

1 **ELECTION OF DIRECTORS** (FILL IN ONLY ONE BOX " ▬ " PER NOMINEE IN BLUE OR BLACK INK)

VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS

	FOR	WITHHOLD
01-GERRY SPENCER	☐	☐
02-PETER ALLEN	☐	☐
03-JEAN-PAUL COSSART	☐	☐
04-RUSSELL FREDERICK	☐	☐
05-CLAUDE HAW	☐	☐
06-THOMAS MANLEY	☐	☐
07-TERRY MATTHEWS	☐	☐

ITEM(S) (FILL IN ONLY ONE BOX " ▬ " PER ITEM IN BLUE OR BLACK INK)

	FOR	WITHHOLD
2	☐	☐

A/C *** ISSUER COPY ***

→ [ ]

FILL IN THE BOX " ▬ " TO THE RIGHT IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING → ☐

Broadridge™

51 MERCEDES WAY
EDGEWOOD NY 11717

2 2

DRAGONWAVE INC.
600-411 LEGGET DRIVE
OTTAWA, ON K2K 3C9
CANADA

P13806 26144M202

FOLD AND DETACH HERE

*** ISSUER CONFIRMATION COPY - INFO ONLY ***

SIGNATURE(S) DATE